EXHIBIT 4.5
Description of Preferred Stock

The following summary contains a description of the general terms of our preferred stock. The rights of the holders of our preferred stock are governed by First Guaranty Bancshares’ restated articles of incorporation, as amended (the “Articles of Incorporation”), and by the Louisiana Business Corporation Act.

Series A Preferred Stock

We are authorized to issue up to 100,600,000 shares of common stock, par value $1.00 per share and 100,000 shares of preferred stock, $1,000 par value per share. There are currently 34,500 shares of 6.75% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock, $1,000 par value (the “Series A Preferred Stock”) issued and outstanding.

Preferential Rights. The Series A Preferred Stock ranks senior to First Guaranty Bancshares’ common stock and to each class or series of First Guaranty Bancshares capital stock that we may issue in the future, the terms of which do not expressly provide that such class or series ranks on parity with or senior to the Series A Preferred Stock. The Series A Preferred Stock ranks on parity with or equally to each class or series of First Guaranty Bancshares capital stock that we may issue in the future, the terms of which expressly provide that such class or series of shares ranks on parity with, or equally to, the Series A Preferred Stock.

Dividends. Holders of the Series A Preferred Stock are entitled to receive, when and as declared by the board of directors out of legally available funds, non-cumulative cash dividends at a rate equal to 6.75% per annum on the liquidation amount of $1,000 per share of Series A Preferred Stock, payable quarterly in arrears on September 1, December 1, March 1 and June 1 of each year to record holders at the close of business on the 15th day of the calendar monthly immediately preceding the month in which the dividend payment date falls. The amount of dividends is computed on the basis of a 360-day year consisting of twelve 30-day months. If any dividend payment date is not a business day, then that dividend payment will be made on the next succeeding day that is a business day.

If full dividends on all outstanding shares of Series A Preferred Stock for the most recently completed dividend period have not been declared and paid or set aside for payment, First Guaranty Bancshares cannot declare or pay dividends with respect to, or redeem, purchase or acquire any of its common stock during the next succeeding dividend period other than: (i) dividends payable solely in common stock; (ii) redemptions, purchases or other acquisitions of First Guaranty common stock in connection with any benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan; (iii) any declaration of a dividend in connection with any shareholders’ rights plan, or the issuance of rights, stock or other property under any shareholders’ rights plan, or the redemption or repurchase of rights pursuant to such plans; and (iv) conversions into or exchanges for other common stock and cash solely in lieu of fractional shares of common stock.

Voting Rights. Holders of Series A Preferred Stock do not have any voting rights, except as specifically required by the Louisiana Business Corporation Act and under the following circumstances, as set forth in First Guaranty Bancshares’ Articles of Incorporation:

•If dividends on the Series A Preferred Stock have not been declared and paid in full for at least six dividend periods or their equivalent (whether or not consecutive), then number of directors then constituting the board of directors will be automatically increased by two and holders of Series A Preferred Stock will be entitled to vote for the election of the two additional directors;
•Any amendment of First Guaranty Bancshares’ articles of incorporation that would authorize, create or designate, or increase the authorized or designated amount of, any shares of any class or series of stock ranking senior to the Series A Preferred Stock requires the affirmative vote of at least two-thirds of the outstanding shares of Series A Preferred Stock;

•Any amendment of First Guaranty Bancshares’ articles of incorporation that would alter or change the voting powers, limitations, preferences or relative rights of the Series A Preferred Stock so as to affect them adversely requires the affirmative vote of at least two-thirds of the outstanding shares of Series A Preferred Stock; and

•Any merger of First Guaranty Bancshares with or into any entity other than a corporation (or comparable foreign entity), or any merger of First Guaranty Bancshares into a corporation requires the affirmative vote of at least two-thirds of the outstanding Series A Preferred Stock, unless the Series A Preferred Stock would remain outstanding following the transaction or the holders of Series A Preferred Stock are issued a class or series of preferred stock of the surviving or resulting corporation with voting powers, preferences and special rights that are substantially identical to those of the Series A Preferred Stock.

Liquidation. In the event of First Guaranty Bancshares’ voluntary or involuntary liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to receive out of assets legally available for distribution to stockholders, before any distribution or payment out of its assets may be made to or set aside for the holders of First Guaranty Bancshares common stock, a liquidating distribution in the amount of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation.

Redemption. The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions, and holders of the Series A Preferred Stock have no right to require the redemption or repurchase of Series A Preferred Stock. The Series A Preferred Stock is not redeemable prior to April 22, 2036. On any dividend payment date on or after April 22, 2026, the Series A Preferred Stock will be redeemable at the option of First Guaranty Bancshares, in whole or in part, for cash at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Preemptive Rights. Holders of Series A Preferred Stock are not entitled to preemptive rights with respect to any shares that may be issued.